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                              October 11, 2022

       Brandon Dong
       SVP, Capital Markets
       NWTN, Inc.
       Office 114-117, Floor 1, Building A1
       Dubai Digital Park, Dubai Silicon Oasis
       Dubai, UAE

                                                        Re: NWTN, Inc.
                                                            Amendment No. 2 to
Registration Statement Filed on Form F-4
                                                            Filed September 28,
2022
                                                            File No. 333-266322

       Dear Brandon Dong:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 12, 2022 letter.

       Amendment No. 2 to Registration Statement on Form F-4 filed September 28, 2022

       General

   1.                                                   Please file the consent
of Frost & Sullivan as an exhibit.
   2. The legal opinion you file should address each transaction you intend to register. Exhibit
                                                        5.1 currently does not
appear to address the issuance of the warrants. Please file a revised opinion.
   3. We note the new disclosures regarding the engagement of China Renaissance as financial advisor. Please clarify
how you complied with the requirements of Items 4(b) and 21(c)
                                                        to Form F-4.
 Brandon Dong
NWTN, Inc.
October 11, 2022
Page 2

       You may contact Dale Welcome at 202-551-3865 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                          Sincerely,
FirstName LastNameBrandon Dong
                                                          Division of
Corporation Finance
Comapany NameNWTN, Inc.
                                                          Office of
Manufacturing
October 11, 2022 Page 2
cc:       Jeffrey Cohen
FirstName LastName